DC
No Act
P.E. 12-22-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 8, 2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2007

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

Dear Ms. Weber:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jon F. Walters
International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Mary Louise Weber
Assistant General Counsel

RECEIVED
2006 DEC 27 AM 9: 24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2067
mary.l.weber@verizon.com

December 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of the Trust for the International
Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). Copies of the Proposal and all of the correspondence relating to the Proposal are attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent, as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On October 19, 2006, Verizon received a letter from the Proponent containing the following proposal:

RESOLVED: The shareholders of Verizon Communications Inc. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contacts, to require that an independent director – as defined by the rules of the New York Stock Exchange ("NYSE") – be its Chairman of the Board of Directors.

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials under Rule 14a-8(i)(6) because Verizon lacks the power and authority to implement the Proposal.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(6), Because Verizon Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(1)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. To implement the Proposal, Verizon would be required to amend its Bylaws to require that the Chairman of the Board of Directors be an independent director. As discussed below, Verizon believes that the Proposal is clearly within the scope of the exclusion provided by Rule 14a-8(i)(6).

In numerous instances, the Staff has permitted the exclusion of similar shareholder proposals requesting that a company's bylaws be amended to require that an independent director serve as chairman of the board. See *Allied Waste Industries Inc.* (March 21, 2005); *Exxon Mobil Corporation* (March 13, 2005); *LSB Bancshares, Inc.* (February 7, 2005); *Cintas Corporation* (August 27, 2004); *H. J. Heinz Company* (June 14, 2004); *Bank of America Corporation* (February 24,2004); *Wachovia Corporation* (February 24, 2004), *AmSouth Bancorporation* (February 24, 2004); and *SouthTrust Corporation* (January 16, 2004). In each case the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as Chairman of the Board." The Division of Corporation Finance expanded on this analysis in Staff Legal Bulletin No. 14C (June 28, 2005), stating,

> "we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

In that Bulletin, the Staff provided a chart to illustrate its analysis of the application of Rule 14a-8(i)(6) to proposals calling for director independence. The chart indicates that proposals that are framed like the proposal in *Allied Waste Industries, Inc, supra*, (i.e, "the shareholders... urge the Board of Directors... to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair") can be excluded under Rule 14a-8(i)(6). The language of the Proposal is substantially the same as the language quoted by the Staff in the chart. Significantly, like the Allied Waste proposal, the Proposal does not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2007 proxy materials under Rule 14a-8(i)(6) because Verizon lacks the power and authority to implement the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 728-6138.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Jon F. Walters, Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street
Washington, D.C. 20001

#75478

received 10/19/06

EXHIBIT "A"

IBEW Pension Benefit Fund

Fax

To: Marianne Drost VERIZON COMMUNICATIONS	**From:**	Jon F. Walters c/o Jim Voye (202) 728-6103 Chris Johansson (202) 728-7692	
Fax:	908 / 766 - 3813	**Pages:**	2 including cover page
Re:	IBEW / PBF Shareholder Proposal	**DATE:**	October 19, 2006

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- **Comments:**

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001

October 19, 2006

VIA FACSIMILE (908-766-3813) AND U. S. MAIL

Ms. Marianne Drost
Senior Vice President –
Deputy General Counsel & Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Dear Ms. Drost:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2007.

The proposal relates to an **"Independent Chairman of the Board"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 66,450 shares of Verizon Communications Inc. common stock and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2007 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters
Trustee

JFW:daw
Enclosure

Form 972

RESOLVED: The shareholders of Verizon Communications Inc. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently, Ivan Seidenberg is both chairman of the Board and chief executive officer for Verizon. We believe that this current governance structure may not be in the best interests of shareholders.

Both the NYSE and the NASDAQ have adopted rules that require corporations that wish to be traded on them to have a majority of independent directors. Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

An academic study published in the September/October 2006 edition of Organization Science and titled Overpaid CEOs and Underpaid Managers: Fairness and Executive Compensation, found that in cases in which the CEO was also chairman of the board, both CEO and his or her staff were more likely to be overpaid. In our view, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We urge stockholders to vote for this proposal

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

The proposal urges the board to amend the bylaws to require that an independent director, as defined by the rules of the New York Stock Exchange, be its chairman.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END